Exhibit 4

                GALILEO INTERNATIONAL PARTNERSHIP

               Consolidated Financial Statements

                  December 31, 1995 and 1994

          (With Independent Auditors' Report Thereon)

[LOGO OF KPMG PEAT MARWICK LLP APPEARS HERE]
Peat Marwick Plaza
303 East Wacker Drive
Chicago, IL  60601-9973


                        Independent Auditors' Report

The Supervisory Board
Galileo International Partnership:

We have audited the accompanying consolidated balance sheets of Galileo International Partnership and subsidiaries (the "Partnership") as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows, and partners' capital for the years then ended. These consolidated financial statements are the responsibility of the Partnership's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and Significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Galileo International Partnership and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                KPMG PEAT MARWICK LLP

February 16, 1996

GALILEO INTERNATIONAL PARTNERSHIP
Consolidated Balance Sheets
December 31, 1995 and 1994

(In thousands)

                                         --------      --------
        Assets                             1995          1994
                                         --------      --------
Current assets:
   Cash and cash equivalents             $  8,367        30,652

   Accounts receivable                    130,071       103,728
      Less allowances                      11,713        14,946
                                         --------      --------
Net accounts receivable                   118,358        88,782
   Other current assets                    60,586        14,361
                                         --------      --------
Total current assets                      187,311       133,795

Property and equipment, at cost:
   Land                                     5,070         5,070
   Buildings and improvements              53,777        55,010
   Equipment                              242,314       213,759
                                         --------      --------
                                          301,161       273,839
Less accumulated depreciation
   and amortization                       197,813       187,313
                                         --------      --------
Net property and equipment                103,348        86,526

Computer software, net of accumulated
   amortization of $124,490 and
   $84,005 at December 31, 1995
   and 1994, respectively                 273,514       290,606
Other noncurrent assets                     4,835        44,571
                                         --------      --------
                                         $569,008       555,498
                                         ========      ========

Liabilities and Partners' Capital

Current liabilities:
   Accounts payable                       35,194        23,396
   Accrued commissions                    41,191        35,694
   Other accrued liabilities              74,848        82,910
   Income taxes payable                    5,514         4,210
   Capital lease obligations,
      current portion                      7,372        18,419
   Long-term debt, current portion        67,204        30,188
                                        --------      --------
Total current liabilities                231,323       194,817

Postretirement benefits                   13,936        11,715
Obligations under capital leases,
   less current portion                   36,263        38,723
Data center consolidation reserve,
   less current portion                   23,637        29,495
Long-term debt, less current portion     134,171       239,812
Other long-term liabilities, net             125         1,454
Partners' capital, including cumulative
   translation losses of $7,763 and
   $3,377 in 1995 and 1994,
   respectively                          129,553        39,482
                                        --------      --------
                                        $569,008       555,498
                                        ========      ========

See accompanying notes to consolidated financial statements.

GALILEO INTERNATIONAL PARTNERSHIP
Consolidated Statements of Income
Years ended December 31,1995 and 1994

(In thousands)

                                        1995         1994
                                      --------     --------
Services revenues                    $ 928,205    $ 801,373
Costs and expenses:
   Costs of operations                 248,445      239,219
   Selling and administrative          539,462      492,856
                                      --------     --------
                                       787,907      732,075
                                      --------     --------
Operating income                       140,298       69,298

Other income (expense):
   Interest income                       4,476        4,275
   Interest expense                    (18,882)     (25,945)
   Foreign exchange gain (loss)           (380)         343
   Other                                (1,797)       5,243
                                      --------     --------
                                       (16,583)     (16,084)
                                      --------     --------
Net income before taxes                123,715       53,214

Income taxes                             2,664        4,404
                                      --------     --------
Net income                           $ 121,051    $  48,810
                                      ========     ========

See accompanying notes to consolidated financial statements.

GALILEO INTERNATIONAL PARTNERSHIP
Consolidated Statements of Cash Flows
Years ended December 31, 1995 and 1994

(In thousands)

                                            1995         1994
                                          --------     --------
Operating activities:
  Net income                           $   121,051       48,810
  Adjustments to reconcile
    net income to net cash
    provided by operating
    activities:
      Depreciation and amortization         80,151       91,488
      Loss on disposal of property
        and equipment                        2,472          472
      Provision for losses
        on accounts receivable               1,558        5,432
      Decrease in noncurrent assets         38,672        9,566
      Decrease in noncurrent liabilities    (8,490)      (4,165)
      Changes in operating assets and
        liabilities:
        Increase in accounts receivable    (30,970)      (8,007)
        Increase in other current assets   (46,304)      (1,100)
        Increase (decrease) in accounts
          payable and commissions           18,581      (14,609)
        Increase (decrease) in
          other accrued liabilities         (5,475)       3,705
        Increase in income taxes payable     1,304        4,210
                                          --------     --------
Net cash provided by operating
  activities                               172,550      135,802
                                          --------     --------
Investing activities:
  Purchase of property and equipment       (56,726)     (29,176)
  Purchase and capitalization of
    computer software                      (32,287)     (29,709)
  Proceeds of disposal of
    property and equipment                   2,883          246
                                          --------     --------
Net cash used in investing activities      (86,130)     (58,639)
                                          --------     --------
Financing activities:
  Distributions to partners                (26,594)      (5,428)
  Payment of capital lease obligations     (13,318)     (12,798)
  Repayments under credit agreement        (68,625)     (70,000)
                                          --------     --------
Net cash used in financing activities     (108,537)     (88,226)
                                          --------     --------
Effect of exchange rate changes on cash       (168)          70
                                          --------     --------
Decrease in cash and cash equivalents      (22,285)     (10,993)
                                          --------     --------
Cash and cash equivalents at
   beginning of year                        30,652       41,645
                                          --------     --------
Cash and cash equivalents at
   end of year                         $     8,367       30,652
                                          ========     ========
See accompanying notes to consolidated financial statements.

                                4

GALILEO INTERNATIONAL PARTNERSHIP
Consolidated Statements of Partners' Capital Years ended December 31, 1995 and 1994
(In thousands)
                                                       Travel                    Roscom
                   Covia     Distribution   Roscor    Industry       USAM       Teledata
                Corporation  Systems, Inc.   A.G.   Systems B.V.  Corporation    S.p.A.
- ------------------------------------------------------------------------------------------
Balance at
  12/31/93       $ (1,823)      (703)        (634)       (580)       (527)         (418)
Net income         18,548      7,150        6,453       5,901       5,369          4,251
Distributions           -          -         (260)       (238)          -           (171)
Allocation of
  increase in
  translation
  adjustment       (1,467)      (565)        (510)       (466)       (425)          (336)
- ------------------------------------------------------------------------------------------
Balance at
  12/31/94         15,258      5,882        5,049       4,617       4,417          3,326

Net income         45,999     17,734       16,003      14,635      13,316         10,543
Distributions      (8,977)    (3,461)      (4,274)     (3,908)     (2,599)        (2,816)
Allocation of
  increase in
  translation
  adjustment       (1,667)      (643)        (580)       (530)       (483)          (382)
- ------------------------------------------------------------------------------------------
Balance at
  12/31/95       $ 50,613     19,512       16,198      14,814      14,651         10,671
==========================================================================================

(table continued on following page)

                            Resnet
                 Olynet,   Holdings,    Travidata,   Retford     Coporga,
                   Inc.      Inc.          Inc.      Limited       Inc.            Total
- ------------------------------------------------------------------------------------------
Balance at
  12/31/93         (49)       (48)        (5)         (5)         (5)          (4,797)
Net income         503        488         49          49          49           48,810
Distributions        -          -          -          (2)          -             (671)
Allocation of
  increase in
  translation
  adjustment       (40)       (39)        (4)         (4)         (4)          (3,860)
- ------------------------------------------------------------------------------------------
Balance at
  12/31/94         414        401         40          38          40           39,482
Net income       1,247      1,211        121         121         121          121,051
Distributions     (243)      (236)       (24)        (32)        (24)         (26,594)
Allocation of
  increase in
  translation
  adjustment       (45)       (44)        (4)         (4)         (4)          (4,386)
- ------------------------------------------------------------------------------------------
Balance at
  12/31/95       1,373      1,332        133         123         133          129,553
- ------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

                                       5

GALILEO INTERNATIONAL PARTNERSHIP

Notes to Consolidated Financial Statements
December 31, 1995 and 1994

(1)  Organization and Basis of Presentation

     The principal services provided by Galileo International Partnership (Partnership) are in connection with its proprietary travel reservation systems. The Partnership's receivables are primarily due from airlines and other entities operating in the travel industry.

     On September 16, 1993 Covia Partnership (Covia) and Galileo Company Limited (Galileo) combined, resulting in the realignment of the partners' interests. The partners of Covia and the shareholders of Galileo were substantially the same. The operations of Galileo and certain operations of Covia were combined and the name of Covia was changed to Galileo International Partnership. In addition, certain sales support and telecommunications operations were distributed by Covia to Apollo Travel Services, a newly formed entity owned by certain former Covia partners, and certain telecommunications and data processing operations performed by Covia for United Airlines, Inc. (United) were distributed to United. On the date of this combination, Galileo sold Covia certain of its intellectual property and Galileo used the proceeds to retire debt. Subsequent to the retirement of debt, Galileo was converted from a limited to an unlimited liability company and its shareholders contributed 99% of their ownership interest in Galileo to the Galileo International Partnership.

     The Partnership, a Delaware general partnership, is owned by, and net income or loss is allocated based on the following:

                                                       Ownership
Partner                    Partner's affiliate         percentage
- -----------------------------------------------------------------
Covia Corporation          United Airlines, Inc.          38.00%
Distribution Systems, Inc. British Airways plc            14.65
Roscor A.G.                Swissair Swiss Air
                             Transport Company Ltd.       13.22
Travel Industry            KLM Royal Dutch Airlines       12.09
  Systems B.V.
USAM Corporation           USAir Inc.                     11.00
Racom Teledata S.p.A.      Alitalia Linee Aeree
                             Italiane S.p.A.               8.71
Olynet, Inc.               Olympic Airways S.A.            1.03
Resnet Holdings, Inc.      Air Canada                      1.00
Retford Limited            Aer Lingus plc                  0.10
Coporga, Inc.              Transportes Aereos
                             Portuguese S.A.               0.10
Travidata, Inc.            Austrian Airlines
                             Oesterreichische
                             Luftverkehrs
                             Aktiengesellschaft            0.10

                          (Continued)

GALILEO INTERNATIONAL PARTNERSHIP
Notes to Consolidated Financial Statements

     The consolidated financial statements include the accounts of the Partnership and all majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

(2)  Significant Accounting Policies

     Cash and Cash Equivalents

     Cash in excess of operating requirements is invested daily in liquid, income-producing investments, generally having maturities of three months or less. The carrying amounts reported on the consolidated balance sheet for cash equivalents include cost and accrued interest, which approximate those assets' fair value.

     Foreign Currency Translation

     The Partnership uses the U.S. dollar for financial reporting purposes. The balance sheets of the Partnership's foreign subsidiaries are translated into U.S. dollars using the current exchange rate and revenues and expenses are translated using the average exchange rate. The resulting translation gains or losses are recorded as a separate component of partners' capital.

     Allowance for Doubtful Accounts Receivable

     The allowance for doubtful accounts receivable was $11,713,000 and $14,946,000 at December 31, 1995 and 1994,
respectively. Provisions for bad debts were $1,558,000 and $5,432,000 for the years ended December 31, 1995 and 1994, respectively. Write-offs of uncollectible accounts, net of recoverables and adjustments, were $4,791,000 and $2,877,000 for the years ended December 31, 1995 and 1994, respectively.

     Property and Equipment

     Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives of the assets:

     Buildings and improvements                    5 - 35 years
     Equipment                                     3 - 10 years

     Depreciation expense for the years ended December 31, 1995 and 1994 was $33,280,000 and $34,269,000, respectively. Accounts payable at December 31, 1995 and 1994 includes property and equipment additions of $959,000 and $1,951,000, respectively.

     Income Taxes

     No provision for U.S. Federal income taxes is recorded as such liability is the responsibility of the partners rather than of the Partnership. Galileo Company Unlimited, a wholly-owned subsidiary in the United Kingdom, is subject to United Kingdom income taxes.

                           (continued)

GALILEO INTERNATIONAL PARTNERSHIP
Notes to Consolidated Financial Statements


     Computer Software

     Computer software consists principally of purchased computer software and capitalized computer software development costs, which are being amortized on the straight-line method over three to ten years. Amortization expense for the years ended December 31, 1995 and 1994 was $46,225,000 and $48,380,000,
respectively.

     Maintenance and Installation

     Maintenance and installation expense for the years ended
December 31, 1995 and 1994 was $12,362,000 and $12,089,000,
respectively.

     Taxes Other Than Income

     Taxes, excluding income and payroll taxes, included in selling and administrative expense were $7,693,000 and $6,167,000 for the years ended December 31, 1995 and 1994, respectively.

     Research and Development

     Research and development costs, excluding amortization of computer software, are expensed as incurred and approximated
$10,094,000 and $10,319,000 for the years ended December 31, 1995 and 1994, respectively.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments

     The Partnership's financial instruments are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

     Reclassifications

     Certain reclassifications have been made to the 1994
consolidated financial statements in order to conform to the 1995 presentation.

                           (Continued)

GALILEO INTERNATIONAL PARTNERSHIP
Notes to Consolidated Financial Statements


(3)  Transactions With Affiliates

     The Partnership receives participant revenues from the partners and their affiliates based on standard charges for flights booked by travel agents. In addition, the Partnership, in the ordinary course of business, purchases services from its partners and their affiliates and provides data processing and communications-related services to United. Total revenues from partners and their affiliates, classified within service revenues in the consolidated statements of income, were $371,269,000 and $311,841,000 for the years ended December 31, 1995 and 1994, respectively. Services purchased from partners and their affiliates during 1995 and classified within costs of operations and selling and administrative expense totaled $14,638,000 and $365,423,000,respectively. Services purchased from partners and their affiliates during 1994 and classified within costs of operations and selling and administrative expense totaled $15,755,000 and $343,185,000, respectively.

(4)  Capital Lease and Other Lease Commitments

     The Partnership leases various office facilities and equipment under operating leases with remaining terms of up to 11 years. Rental expense under operating leases was $16,510,000 and $20,134,000 for the years ended December 31, 1995 and 1994, respectively.

     The Partnership also leases data processing equipment under capital leases. Equipment, at cost, includes $36,139,000 and $33,187,000, relating to capital leases at December 31, 1995 and 1994, respectively. Accumulated depreciation and amortization includes $18,620,000 and $19,349,000 relating to capital leases at December 31, 1995 and 1994, respectively. The Partnership entered into capital leases of $8,070,000 and $6,033,000 during the years ended December 31, 1995 and 1994, respectively.

     Future minimum lease payments under capital leases and noncancelable operating leases at December 31, 1995 are as follows (in thousands):

                                          Capital       Operating
                                         --------        --------
    1996                                $  10,374          20,124
    1997                                    8,152          14,832
    1998                                    7,114          10,234
    1999                                    6,473           8,005
    Thereafter                             25,056          74,198
                                         --------        --------
    Total minimum lease payment            57,169       $ 127,393
                                                         ========
    Less amount representing interest     (13,534)
                                         --------
    Present value of future minimum
       lease payments                   $  43,635
                                         ========

                           (Continued)

GALILEO INTERNATIONAL PARTNERSHIP
Notes to Consolidated Financial Statements

(5)  Long-term Debt

     At December 31, 1995, the Partnership has outstanding long-term debt consisting of a $161,375,000 term loan and a $40,000,000 cash collateral term loan. The Partnership also has an unused committed revolving loan of $80,000,000, with commitment fees of 0.25% charged quarterly on the unused credit facilities. Prior to renegotiation of the debt during 1995, the Partnership paid an annual fee equal to 0.50% of the aggregate amount of the outstanding loan and the unused facilities to various partners who had guaranteed the partnership debt. Interest on outstanding debt is based on a moving three-month London Inter-bank Offer Rate (LIBOR) plus an additional percentage, as negotiated. Such additional percentages were 0.625% and 0.95%, at December 31, 1995 and 1994, respectively. The credit agreement limits, among other things, the sale of fixed assets, dividends, and issuance of debt, and it requires that the Partnership maintain specified minimum levels of tangible partnership capital. At December 31, 1994 the Partnership had outstanding long-term debt consisting of a $230,000,000 term loan and a $40,000,000 cash collateral term loan.

     At December 31, 1995, the Partnership had interest rate protection agreements for the outstanding loans in the form of interest rate swaps and interest rate caps. The interest rate swap agreements cover $124,900,000 of the debt facility with fixed interest rates averaging 5.075%. The interest rate cap agreements cover $75,200,000 of the debt facility, and are in effect when LIBOR reaches a rate of 7.00%. For the years ended December 31, 1995 and 1994, the effective interest rate on outstanding debt was 6.55% and 5.77%, respectively.

     At December 31, 1995, the long-term debt maturity schedule, prior to adjustment for the matter discussed in note 9, is as follows:

    1996                                $    26,743,000
    1997                                     66,113,000
    1998                                    108,519,000
                                         --------------
                                        $   201,375,000
                                         ==============
     Total interest, including interest under capital leases, of $18,882,000 was incurred and $19,299,000 was paid for the year ended December 31, 1995. Total interest, including interest under capital leases, of $25,945,000 was incurred and $24,930,000 was paid for the year ended December 31, 1994.

(6)  Employee Benefit Plans

     The Partnership has a defined benefit pension plan that covers substantially all U.S. employees. Plan benefits are based on the participant's years of service and average compensation for a

                           (Continued)

GALILEO INTERNATIONAL PARTNERSHIP
Notes to Consolidated Financial Statements

specified period before retirement. The Partnership's funding policy is to contribute annually an amount which satisfies ERISA funding standards. The assets of the plan at December 31, 1995 and 1994 are principally comprised of marketable equity securities, U.S. Government and government agency bonds, and short-term securities.

     The following sets forth the plan's obligations, funded status, and pension costs at December 31, 1995 and 1994 (in thousands):

                                         1995           1994
                                      ----------     ----------
Actuarial present value of
  accumulated benefit obligation:
    Vested                             $ (23,184)       (16,633)
    Nonvested                             (5,626)        (3,876)
                                      ----------     ----------
                                       $ (28,810)       (20,509)
                                      ----------     ----------

Projected benefit obligation
  for service rendered to date           (38,833)       (30,742)
    Plan net assets at fair value         25,421         16,447
                                      ----------     ----------
    Plan net assets less than
      projected benefit obligation       (13,412)       (14,295)

    Unrecognized net loss                  4,125          4,235
    Unrecognized prior service cost        4,164          4,688
    Unrecognized net transition
      obligation                           2,985          3,234
    Adjustment to recognize minimum
      pension liability                   (1,251)        (1,924)
                                      ----------     ----------
    Net pension liability              $  (3,389)        (4,062)
                                      ==========     ==========

     Net pension costs for the years ended December 31, 1995 and 1994 included the following components (in thousands):

                                         1995            1994
                                      ----------      ----------
Interest cost on
  projected benefit obligation        $   2,744           2,218
Service cost                              3,038           2,977
Actual investment return
  on plan assets                         (4,789)           (200)
Net amortization and deferral             3,884            (326)
                                      ---------      ----------
                                      $   4,877           4,669
                                      ---------      ----------


                            (Continued)

GALILEO INTERNATIONAL PARTNERSHIP
Notes to Consolidated Financial Statements

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.25% and 4.25%, respectively, in 1995 and 8.5% and 5.5%, respectively, in 1994. The expected long-term rate of return on assets as of December 31, 1995 and 1994 was 9.5%.

     The Partnership has a defined contribution pension plan covering a majority of the United Kingdom employees which requires the Partnership to annually contribute 10% of eligible employee compensation on behalf of each participant.

     The Partnership offers U.S. based employees a 401(k) savings plan. Employees can elect to contribute pre-tax earnings, as limited by the Internal Revenue Code, to their account and can determine how the money is invested. During 1995, the Partnership made a special, one-time contribution to the Plan of $4,242,000 based upon 1994 results versus plan.

(7)  Postretirement Benefits

     The Partnership provides certain health care benefits to its retired employees. The majority of its domestic employees may become eligible for these benefits if they reach normal retirement age while working for the Partnership. In addition, the Partnership provides retiree flight benefits to certain former United employees. The discount rate used to develop the accumulated postretirement benefit obligation for the retiree health care plan was 7.25% and 8.5% in 1995 and 1994, respectively. The Partnership's plan is unfunded.

     Components of the expense recognized for the year ended
December 31, 1995 and 1994 for the retiree health care plan were as follows (in thousands):

                                       1995          1994
                                   ---------     ---------
    Service costs                 $      909           894
    Interest cost on
      projected obligation             1,362         1,193
    Amortization of losses               127           272
                                   ---------     ---------
    Net retiree health
      care expense                $    2,398         2,359
                                   ---------     ---------

     The health care trend rate used to determine the accumulated postretirement benefit obligation is 14% for 1993 through 1996, decreasing by 1% each year until reaching 4% for the year 2006 and beyond. Increasing the health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $127,000 and $100,000 in 1995 and 1994, respectively, and would increase the 1995 and 1994 net retiree health care expense by $10,000 and $9,000, respectively. There are no significant postretirement health care benefit plans outside of the United States.

                                  (Continued)
                                      12

GALILEO INTERNATIONAL PARTNERSHIP
Notes to Consolidated Financial Statements

(8)  Discontinued Operations

     During 1995, the Partnership decided to discontinue the operations of Covia Technologies. A reserve of $12,388,000 has been provided for the costs of the disposal of the discontinued operations and the write-off of intangible assets as of December 31, 1995.

(9)  Early Repayment of Debt

     The Partnership has classified $40,461,000 of non-required debt payments as current debt in the accompanying consolidated balance sheet at December 31, 1995. This classification reflects the Partnership's intent to utilize cash generated from the return of a lease deposit, which will be replaced by an irrevocable letter of credit in the first quarter of 1996, to retire such debt. The lease deposit has also been classified as a current asset in the accompanying consolidated balance sheet at December 31, 1995.

(10) Commitments and Contingencies

     United has communicated their intent to recover $23,100,000 in previously paid booking fees ($7,000,000, net of commission recoveries). United claims such fees should be categorized as bookings by "non-neutral" travel providers under the Computer Services Agreement between United and Galileo and billed at cost.
The Partnership disagrees with such claims and     therefore has
not provided for this claim in the accompanying consolidated balance sheet at December 31, 1995. The Partnership will submit the matter for partner arbitration under provisions of the Combination Agreement.

(11) Litigation

     The Partnership is involved in various matters of litigation as both plaintiff and defendant. In the opinion of management, none of these matters would have a material adverse effect on the consolidated financial statements.

               APOLLO TRAVEL SERVICES PARTNERSHIP

               Consolidated Financial Statements

                 December 31, 1995 and 1994

          (With Independent Auditors' Report Thereon)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners and Supervisory Board of
Apollo Travel Services Partnership

We have audited the accompanying consolidated balance sheets of Apollo Travel Services Partnership (Partnership) as of December 31, 1995 and 1994, and the related consolidated statements of operations, partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Partnership as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




Chicago, Illinois                        ARTHUR ANDERSEN LLP
February 14, 1996

Apollo Travel Services Partnership Consolidated Balance Sheets
December 31, 1995 and 1994 (in thousands)

Assets
                                       1995           1994
                                   -----------     -----------
Current assets:
  Cash and cash equivalents          $  158,934      $  118,038
  Accounts receivable-
    United Air Lines, Inc.               15,553          11,855
    Other related parties                25,204          24,341
    Subscribers and other                11,507           9,010
                                         ------          ------
                                         52,264          45,206
        Less allowances                   4,096           6,160
                                         ------          ------
    Net accounts receivable              48,168          39,046
    Other current assets                  2,704           2,442
                                        -------         -------
Total current assets                    209,806         159,526

Property and equipment, at cost:
    Land                                  2,430           2,430
    Buildings and improvements            2,044           1,821
    Equipment                            81,423          71,972
    Equipment held for lease            341,268         323,140
                                        -------         -------
                                        427,165         399,363
    Less accumulated depreciation       323,135         294,421
                                        -------         -------
    Net property and equipment          104,030         104,942

Deferred lease incentives,
    less accumulated amortization
    of $13,099 and $13,163               16,637          12,505
Other noncurrent assets                   5,646           1,823
                                     ----------      ----------
                                     $  336,119      $  278,796
                                     ==========      ==========

Liabilities and Partners' Capital

Current liabilities:
    Accounts payable-
      United Air Lines, Inc.         $    5,358      $    7,956
      Other related parties               2,504           3,114
      Other                              25,044          17,658
    Accrued liabilities                  27,432          22,128
    Capital lease obligations,
      current portion                       697             637
                                         ------          ------
Total current liabilities                61,035          51,493
Noncurrent liabilities:
      Pension liability                   6,283           4,210
      Obligations under
        capital leases                      467           1,164
      Postretirement benefit obligation  12,250          10,606
                                         ------          ------
Total noncurrent liabilities             19,000          15,980
Partners' capital:
      Partners' capital before
         cumulative translation
         adjustment                     256,685         211,568
      Cumulative translation
         adjustment                        (601)           (245)
                                     -----------     -----------
Total partners' capital                 256,084         211,323
                                     -----------     -----------
                                     $  336,119      $  278,796
                                     ===========     ==========

See accompanying notes consolidated financial statements.

                                2

                      Apollo Travel Services Partnership
                     Consolidated Statement of Operations
                    Years Ended December 31, 1995 and 1994
                                (in thousands)

                                        1995             1994
                                     ----------       ----------
Net revenues:
    Computer reservation system      $  236,096       $  239,108
    Services to affiliates              142,426          137,280
                                     ----------       ----------
                                        378,522          376,388
                                     ----------       ----------

Operating expenses:
    Wages and benefits                   69,306           70,283
    Communications                       89,000           82,836
    Depreciation and amortization        49,924           50,388
    Maintenance and installation         26,672           24,687
    Marketing and sales support          23,987           24,964
    Other                                30,043           30,830
                                     ----------       ----------
                                        288,932          283,988
                                     ----------       ----------
Operating income                         89,590           92,400

Interest and other income                 8,646            2,897
                                     ----------       ----------
Net Income                           $   98,236       $   95,297
                                     ==========       ==========

See accompanying notes consolidated financial statements.

                      Apollo Travel Services Partnership
                  Consolidated Statement of Partners' Capital
                    Years Ended December 31, 1995 and 1994
                                (In thousands)

                                               Resnet
                       Covia        USAM      Holdings
                    Corporation  Corporation    Inc.      Total
                    -----------  -----------  --------  ---------
Balance at
  December 31, 1993   $117,324    $32,119     $2,926    $152,369

Net income              73,379     20,088      1,830      95,297

Distributions          (27,805)    (7,601)      (692)    (36,098)

Change in cumulative
  translation
  adjustment              (189)       (52)        (4)       (245)
                      --------    --------    ------    --------
Balance at
  December 31, 1994   $162,709    $44,554     $4,060    $211,323

Net income              75,641     20,709      1,886      98,236

Distribution           (40,901)   (11,198)    (1,020)    (53,119)

Change in cumulative
  translation
  adjustment              (274)       (74)        (8)       (356)
                      --------    -------     ------    --------
Balance at
  December 31, 1995   $197,175    $53,991     $4,918    $256,084
                      ========    =======     ======    ========

See accompanying notes to consolidated financial statements.

                                4

Apollo Travel Services Partnership Consolidated Statement of
Cash Flows Years Ended December 31, 1995 and 1994 (in thousands)

                                           1995           1994
                                         --------       --------
Operating activities:
  Net Income                            $  98,236      $  95,297
  Adjustments to reconcile
    net income to net cash
    provided by operating activities:
      Depreciation and amortization        45,518         44,857
      Amortization of deferred lease
        incentives                         11,075         12,779
      Gain on disposal of property
         and equipment                       (974)          (360)
      Foreign exchange loss                     -             66
      Increase in deferred
         lease incentives                 (15,207)        (9,038)
      Provision for losses on
         accounts receivable                3,732          4,910
      Increase in noncurrent assets        (2,954)          (992)
      Increase in postretirement
        benefit obligation                  1,644          1,752
      Changes in operating assets and
        liabilities-
          Increase in accounts
            receivable                    (12,885)        (3,830)
         (Increase) decrease in
            other current assets             (285)         1,741
          Increase (decrease) in
            accounts payable                4,194         (3,278)
          Increase (decrease) in
            accrued liabilities             6,307         (3,444)
                                         --------       --------
Net cash provided by operating
   activities                             138,401        140,460

Investing activities:
  Purchase of property and equipment      (45,006)       (31,998)
  Proceeds on disposal of property and
    equipment                               1,335            701
                                         --------       --------
Net cash used in investing activities     (43,671)       (31,297)

Financing activities:
  Distributions to partners               (53,119)       (36,098)
  Payment of capital lease obligations       (697)          (582)
                                         --------       --------
Net cash used in financing activities     (53,816)       (36,680)

Effect of exchange rate changes on cash       (18)           (48)

Net increase in cash and cash equivalents
  during period                            40,896         72,435

Cash and cash equivalents at beginning of
  period                                  118,038         45,603
                                        ---------       --------
Cash and cash equivalent
  at end of period                      $ 158,934      $  118,038
                                        =========       =========

See accompanying notes to consolidated financial statements.

                                5

                      Apollo Travel Services Partnership
                  Notes to Consolidated Financial Statements


1.   Organization and basis of presentation
     --------------------------------------

Apollo Travel Services Partnership (Partnership) acts as the national distributor in the United States and Mexico of the proprietary Apollo computer reservation system, owned and operated by Galileo International Partnership (Galileo International). The Partnership performs certain sales support and telecommunications operations pursuant to a distribution agreement with Galileo International.

The Partnership, a Delaware general partnership, is owned by, and net income or loss is allocated based on the following:

                                                     Ownership
Partner            Partner's Affiliate               Percentage
- -------            -------------------               ----------
Covia Corporation       United Air Lines, Inc.          77.00%
USAM Corporation        USAir Group, Inc.               21.08%
Resnet Holdings Inc.    Air Canada                       1.92%

The preparation of the Partnership's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Certain reclassifications have been made to prior year balances to conform to the current year presentation.

2.   Significant accounting policies
     -------------------------------

Basis of consolidation -

The consolidated financial statements include the accounts of the Partnership and its wholly-owned subsidiaries; Apollo Travel
Services Mexico S.A. de C.V. and Apollo Communications Services.

Cash and cash equivalents -

Cash in excess of operating requirements is invested in the United Air Lines, Inc. (United) liquidity investment pool which consists of short-term, highly liquid, income-producing investments. Cash equivalents are reported on the balance sheet at amortized cost with accrued interest, which approximates those assets' fair value due to the short maturity of the underlying investments in the liquidity pool.

Property and equipment -

Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives of the assets:

           Buildings and improvements              31 years
           Equipment                           5 - 10 years
           Equipment held for lease            3 -  7 years

Depreciation expense for the years ended December 31, 1995 and 1994 respectively, was $45,518,000 and $44,857,000.

Income taxes -

No provision for U.S. federal income taxes is recorded as such liability is the responsibility of the partners rather than of the Partnership.

Deferred lease incentives -

Deferred lease incentives include various considerations provided to travel agencies in the form of cash payments or special services in connection with long-term contracts to use the Apollo system. Such incentives are being amortized on the straight-line method over the average term of the contracts of thirty months. During 1995 and 1994 respectively, gross revenues were reduced by $6,669,000 and $7,248,000 related to the amortization of cash deferred lease incentives, and depreciation and amortization expense included amortization of special services deferred lease incentives of $4,406,000 and $5,531,000.

Partner distributions -

Distributions reported in the accompanying statement of partners' capital are net of the required fifty-percent contribution to the Partnership by partners in accordance with the Apollo Travel
Services Partnership agreement.

Foreign currency translation -

Gains and losses resulting from the translation of the accounts of Apollo Travel Services Mexico S.A. de C.V. into the United States dollar are recorded as an adjustment to partners' capital in accordance with the provisions of Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation."

3.  Transactions with related parties
    ---------------------------------

Pursuant to a distribution and sales agreement between the Partnership and Galileo International, the Partnership, in the ordinary course of business, receives a share of revenues related to its subscribers' use of the Apollo computer reservations system which is passed through Galileo International from travel vendors including United, USAir, and Air Canada, related parties through joint ownership in the Partnership. For 1995 and 1994, computer reservations system revenues reported in the statement of operations included the following related to bookings with United, USAir and Air Canada (In thousands):

                                             1995          1994
                                           --------      --------
                United                     $ 55,080      $ 54,030
                USAir                        19,350        21,205
                Air Canada                      618           482
                                           --------      --------
                                           $ 75,048      $ 75,717
                                           ========      ========

In addition, the Partnership receives revenues directly from United for data processing and communications-related services it provides to United. Rates charged for such services are predetermined semi-annually. Included in services to affiliates revenue in the accompanying statement of operations is $86,190,000 and $78,756,000 related to these services provided to United in 1995 and 1994, respectively.

The Partnership, in the ordinary course of business, purchases services and rents facilities from United. For 1995 and 1994, respectively, total operating expenses in the accompanying statement of operations include $11,191,000 and $14,290,000 related to these services. In addition, operating expenses included $3,272,000 and $3,469,000 related to marketing services provided the Partnership by USAir during 1995 and 1994, respectively.

In the ordinary course of business, the Partnership provides network communications-related services to Galileo International, a related party through certain common ownership. During 1995 and 1994 respectively, the Partnership recognized revenues of $55,878,000 and $57,882,000 related to these services.

The Partnership utilizes data processing and facilities-related services provided by Galileo International. Total operating expenses included $5,478,000 and $5,618,000 related to such charges by Galileo International during 1995 and 1994, respectively.

The Partnership provides financial, network and management services to Galileo Japan Partnership, a related party through certain common ownership. Revenues from such services included in services to affiliates revenue in the accompanying statement of operations were $358,000 and $642,000 respectively, during 1995 and 1994.

4.  Equipment held for lease
    ------------------------

The Partnership leases computer equipment related to the Apollo system to travel agencies under operating leases, generally for terms up to five years. Such leases are generally noncancelable and contain damage clauses in the event of unilateral termination of the lease by the leasee. The following represents the cost and accumulated depreciation related to equipment held for lease at December 31, 1995 and 1994 (in thousands):

                                         1995           1994
                                       --------       --------
Cost                                   $341,268       $323,140
Less:  Accumulated depreciation         258,421        236,193
                                       --------       --------
                                       $ 82,847       $ 86,947
                                       ========       ========

Aggregate future minimum leasing fees expected under these leases are as follows (in thousands):

                           1996                     $ 29,457
                           1997                       26,822
                           1998                       22,699
                           1999                       17,125
                           2000                        7,043
                                                    --------
                                                    $103,146
                                                    ========

                                9

5.   Capital lease and other lease commitments
     -----------------------------------------

The Partnership leases various office facilities and equipment under operating leases with terms of up to 10 years. Rental expense under operating leases was $3,752,000 and $3,789,000 during 1995 and 1994, respectively. Included in rental expense was $981,000 and $924,000 respectively, related to the rental of United facilities during 1995 and 1994.

The Partnership also leases data processing equipment under capital leases. Equipment, at cost and the related accumulated depreciation included the following amounts related to such leased equipment at December 31, 1995 and 1994, with lease amortization included in depreciation expense (in thousands):

                                             1995          1994
                                            -------       -------
     Cost                                   $ 3,105       $ 3,105
     Less: Accumulated depreciation           2,070         1,449
                                            -------       -------
                                            $ 1,035       $ 1,656
                                            =======       =======

Future minimum lease payments under capital leases and noncancelable operating leases, are as follows (in thousands):

                                         Capital        Operating
                                         -------        ---------
     1996                                $   773        $   2,356
     1997                                    483            1,264
     1998                                      -            1,034
     1999                                      -            1,055
     2000                                      -              865
     Thereafter                                -            2,536
                                         -------        ---------
     Total future minimum
        lease payments                     1,256        $   9,110
                                                        =========
     Less amounts representing interest       93
                                         -------
     Present value of future minimum
       lease payments                    $ 1,163
                                         =======

6.  Pension plans
    -------------

The Partnership sponsors the defined benefit Apollo Travel Service Pension Plan (Pension Plan), covering substantially all employees. Plan benefits are based on the participant's years of service and annual compensation upon termination or retirement. Plan assets at December 31, 1995 are principally comprised of marketable equity securities, U.S. government and government agency bonds and short-term securities. The Partnership's policy is to fund amounts which satisfy the minimum funding requirements under the Employees Retirement Income Security Act.

In addition to the above, the Partnership sponsors a nonqualified supplemental defined benefit pension plan, the Apollo Travel Services Supplemental Retirement Plan, covering certain highly compensated employees. Plan benefits are based on years of service and annual compensation upon termination or retirement. The Partnership's policy is to fund benefits as they become payable to participants.

The following sets forth the Partnership's obligations, funded status and pension costs related to the defined benefit plans at December 31, 1995 and 1994, as determined by an independent actuary (in thousands):

                                            1995        1994
                                          --------    --------
Actuarial present value of accumulated
       benefit obligation:
     Vested                               $ 18,693    $ 12,063
     Nonvested                               5,566       4,744
                                          --------    --------
                                          $ 24,259    $ 16,807
                                          ========    ========

Actuarial present value of
  projected benefit obligation            $ 33,476    $ 24,630
Plan assets at fair value                  (16,524)     (9,900)
                                          --------    --------
Projected benefit obligation
  in excess of plan assets                  16,952      14,730

Unrecognized net loss                       (4,123)     (1,222)
Unrecognized prior service cost             (4,648)     (5,206)
Remaining unrecognized net
   transition obligation                    (2,423)     (2,625)
Adjustment required to recognize
   minimum liability                         2,018         866
                                          --------    --------
Pension liability recognized
   in balance sheet                       $  7,776    $  6,543
                                          ========    ========

Net pension cost:

                                           1995           1994
                                         ---------      ---------
Service cost                            $  2,424       $  2,947
Interest cost                              2,011          1,828
Actual (return)/loss on plan assets       (2,700)           149
Net amortization and deferral              2,430            143
                                        --------       --------
Net periodic pension cost               $  4,165       $  5,067
                                        ========       ========

The following sets forth the discount rate, expected long-term rate of return on assets and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligation:

                                             1995          1994
                                            ------        ------
        Discount rate                        7.25%         8.75%
        Long-term rate of return             8.50%         9.00%
        Salary scale                         4.00%         4.50%

The effect of the change in the above assumptions from 1994 was to increase the projected benefit obligation by approximately
$6,108,000 at December 31, 1995.

7.  Postretirement benefits
    -----------------------

In addition to the above pension plans, the Partnership sponsors a defined benefit health care plan providing postretirement health care benefits in full-time employees who have worked at least ten years and have attained age 55 while in service with the Partnership. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. In addition, the plan provides certain former employees of United retiree flight benefits. The Partnership's policy is to pay benefits under this plan as incurred. During the years ended December 31, 1995 and 1994 respectively, benefits of approximately $53,000 and $20,000 were paid to retirees under this plan.

The following table presents the plan's financial status reconciled to amounts recognized in the Partnership's balance sheet at December 31, 1995 and 1994 (in thousands):

                                             1995       1994
                                           ---------  --------
Accumulated postretirement
  benefit obligation:
    Vested                                 $  4,233   $  3,295
    Nonvested                                10,403      8,158
                                           --------   --------
Accumulated postretirement
  benefit obligation                         14,636     11,453
Unrecognized net loss                        (3,379)      (847)
Unrecognized prior service cost                 993          -
                                           --------   --------
Accrued postretirement
  benefit obligation                       $ 12,250   $ 10,606
                                           --------   --------

Net periodic postretirement
  benefit cost:
  Service cost                             $   695    $   745
  Interest cost                              1,005        898
  Net amortization and deferral                 (3)       129
                                           -------    -------
Net periodic postretirement
  benefit cost                             $ 1,697    $ 1,772
                                           -------    -------

The weighted-average annual assumed rate of increase in the per capita cost of coverage benefits (health care cost trend factor) was 12% for 1995 and is assumed to decrease gradually to 6% for 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant affect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $406,000, and the aggregate of the service and interest cost components of net periodic pension cost for the year ended December 31, 1995 by $32,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 8.75% at December 31, 1995 and 1994, respectively. The decrease in the weighted-average discount rate from 1994 had the impact of increasing the accumulated postretirement benefit obligation at December 31, 1995 by approximately $2,636,000.

8.  Contingencies
    -------------

On February 7, 1996, the Partnership became aware that Galileo International was notified by United that, in United's opinion, the method used to determine certain computer reservation system revenues was not in accordance with contractual agreements. The eventual outcome of this matter is uncertain and it is expected Galileo International will contest United's interpretation of their contractual agreements. Pursuant to a distribution agreement with Galileo International, the Partnership shares in the subject revenue and the Partnership could be obligated to refund any amounts collected in excess of contractual revenues. While no reserve has been provided at December 31, 1995, the Partnership has currently estimated the potential refund exposure to Galileo International for the subject revenues since the inception of the Partnership through December 31, 1995 could approximate between $6,700,000 and $8,300,000.

This Partnership also has certain other contingencies resulting from litigation and claims incident to the ordinary course of business. Management believes, after considering a number of factors, including (but not limited to) the views of legal counsel, the nature of contingencies to which the Partnership is subject and its prior experience, that the ultimate disposition of these contingencies is not expected to materially affect the Partnership's financial position and results of operations.